

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 25, 2012

Via E-mail
Preston S. Romm
Chief Financial Officer
(Principal Financial Officer)
Obagi Medical Products, Inc.
3760 Kilroy Airport Way
Suite 500
Long Beach, CA 90806

      Re: **Obagi Medical Products, Inc.**
                  Form 10-K for the Fiscal Year Ended December 31, 2011
                  Filed March 8, 2012
                  File No. 001-33204

Dear Mr. Romm:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comment do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                                Sincerely,

                                /s/ Joel Parker

                                Joel Parker
                                Accounting Branch Chief